Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is a press release issued by Forge on October 7, 2021.

Forge Global Announces Strong First Half 2021 Results

Company Continues Momentum in Lead Up to Proposed Merger with Motive Capital Corp;
Motive Capital Corp files a registration statement on Form S-4 with the U.S. Securities and Exchange Commission related to the proposed business combination with Forge

SAN FRANCISCO, Oct. 7, 2021 — Forge Global, Inc. (“Forge”), a leading global private securities marketplace, today announced financial and operating results for the six months ended June 30, 2021. Forge and Motive Capital Corp (“Motive Capital”) (NYSE: MOTV.U), today also announced that Motive Capital has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus of Motive Capital in relation to its recently announced proposed business combination with Forge. The Registration Statement, which has not yet become effective and the information contained therein remains subject to change, provides important information about Forge’s business and operations and the proposed business combination with Motive Capital Corp.

“Our first half results are reflective of an extremely positive market environment during the period, including some of the highest numbers of IPOs ever recorded, the strong exit performance particularly among technology stocks and the continued momentum in private fundraising that has created a record number of global unicorns,” said Kelly Rodriques, Chief Executive of Forge Global. “The business is performing as we anticipated, and we have made significant progress on our strategic business priorities, including enhancing and expanding the product offerings that differentiate us. Our platform is unlocking access to the private market for companies, employees, and accredited and institutional investors. As we prepare to become a public company, we are also positioning ourselves to serve an increasing portion of the broader financial services ecosystem.”

Forge’s total revenue minus transaction-based expenses grew 306% to $68.1M for the six months ended June 30, 2021, compared to the six months ended June 30, 2020; Placement fee revenues less transaction-based expenses for Forge Markets, Forge’s private share trading platform, grew 291% to nearly $58 million, up from $14.8 million in the same period, while volume increased 203% in the period to $1.68 billion. Placement fee revenues, less transaction-based expenses are pro-forma and Non-GAAP and include the effect of SharesPost, which Forge acquired in November 2020, for the period in which it was a standalone entity.

Forge recently unveiled its intent to go public, in a proposed merger with Motive Capital Corp, a special purpose acquisition company sponsored by affiliates of Motive Partners, a financial technology specialized private equity firm. The proposed transaction values Forge at around $2 billion, assuming no redemptions by Motive Capital Corp shareholders. The proposed business combination and related transactions are expected to be completed in the fourth quarter of 2021 or first quarter of 2022.

About Forge

Forge Global is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets helps provide additional transparency, access and solutions that companies, as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and Member FINRA/SIPC and alternative trading system.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”).  Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund.  The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, which is not yet effective, containing a preliminary proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Motive Capital and Forge, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.  Stockholders and other investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this press release. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Forge Investor Contact:	Forge Media Contact:

Chris Hollenbeck, The Blueshirt Group	Lindsay Riddell

ir@forgeglobal.com	press@forgeglobal.com